Filed pursuant to Rule 433
Registration Statement No. 333-255006
December 1, 2021
Relating to Preliminary Prospectus Supplement
dated December 1, 2021
to Prospectus dated April 2, 2021
DANAHER CORPORATION
$1,000,000,000 2.800% Senior Notes due 2051
Pricing Term Sheet

Issuer:	Danaher Corporation
Aggregate Principal Amount Offered:	$1,000,000,000 of 2.800% Senior Notes Due 2051 (the “Notes”)
Type of Offering	SEC registered (No. 333-255006)
Trade Date:	December 1, 2021
Settlement Date (T +7):	December 10, 2021
The Issuer expects delivery of the Notes will be made against payment therefor on or about December 10, 2021, which is the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.
Maturity Date:	December 10, 2051
Coupon (Interest Rate):	2.800% per annum
Price to Public (Issue Price):	99.396% of principal amount
Yield to Maturity:	2.830%
Spread to Benchmark Treasury:	105 bps
Benchmark Treasury:	2.000% due August 15, 2051
Benchmark Treasury Price/Yield:	105-02 / 1.780%
Interest Payment Dates:	Semi-annually in arrears on June 10 and December 10 and beginning on June 10, 2022.
Optional Redemption:
At any time and from time to time prior to June 10, 2051 (the “par call date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the par call date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the par call date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
“Treasury Rate” means, with respect to any redemption date, the yield determined by the Issuer in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Issuer after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, the Issuer shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the par call date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the par call date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 is no longer published, the Issuer shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the par call date, as applicable. If there is no United States Treasury security maturing on the par call date but there are two or more United States Treasury securities with a maturity date equally distant from the par call date, one with a maturity date preceding the par call date and one with a maturity date following the par call date, the Issuer shall select the United States Treasury security with a maturity date preceding the par call date. If there are two or more United States Treasury securities maturing on the par call date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Issuer shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.
Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the Notes in full, it will be required to make an offer to repurchase the Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, on the Notes to the date of repurchase.
Listing:	None.
CUSIP / ISIN:	235851AW2 / US235851AW20
Denominations:	Minimum denominations of $2,000 and integral multiples of$1,000 in excess thereof.
Ratings[1]:	Baa1 / BBB+ (Moody’s / S&P)

Joint Book-Running Managers:
BofA Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
MUFG Securities Americas Inc.
Santander Investment Securities Inc.
HSBC Securities (USA) Inc.
Lloyds Securities Inc.
Mizuho Securities USA LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc., toll-free at 1-800-294-1322, Citigroup Global Markets, toll-free at 1-800-831-9146, Deutsche Bank Securities Inc., toll-free at 1-800-503-4611, MUFG Securities Americas Inc., toll-free at 1-877-649-6848 and Santander Investment Securities Inc., toll-free at 1-855-403-3636.
Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication being sent via Bloomberg or another system.

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1.    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.